SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
___________________
Doral Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
___________________

7.00% Noncumulative Monthly Income Preferred Stock, Series A
8.35% Noncumulative Monthly Income Preferred Stock, Series B
7.25% Noncumulative Monthly Income Preferred Stock, Series C
4.75% Perpetual Cumulative Convertible Preferred Stock
(Title of Class of Securities)	25811P209 25811P308 25811P407 25811P704, 25811P506 (CUSIP Number of Class of Securities)
___________________
Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
___________________
With copies to:
D. Rhett Brandon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
212-455-2000
___________________
CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$117,615,544	$8,386
*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) of newly issued shares of common stock (the “Common Stock”) of Doral Financial Corporation (“Doral” or the “Company”) for shares of Doral’s (i) 4.75% Perpetual Cumulative Convertible Preferred Stock (“convertible preferred stock”), (ii) 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A preferred stock”), (iii) 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B preferred stock”), and (iv) 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C preferred stock”, and together with the Series A preferred stock and the Series B preferred stock, the “noncumulative preferred stock”). The convertible preferred stock and the noncumulative preferred stock are collectively referred to as the “preferred stock”. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by adding the sum of (i) the product of (A) $17.00, the average of the bid and asked price per share of the Series A Preferred Stock in the over-the-counter (OTC) market on February 5, 2010, times (B) 1,266,827 shares of Series A Preferred Stock, (ii) the product of (A) $9.42, the average of the bid and asked price per share of the Series B Preferred Stock in the OTC market on February 5, 2010, times (B) 1,782,661 shares of Series B Preferred Stock, (iii) the product of (A) $8.75, the average of the bid and asked price per share of the Series C Preferred Stock in the OTC market on February 9, 2010, times (B) 3,579,202 shares of Series C Preferred Stock and (iv) the product of (A) $55.00, the average of the bid and asked price per share of the convertible preferred stock in the OTC market on October 5, 2009 and (B) 872,160 shares of Convertible Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,185	Filing Party:	Doral Financial Corporation
Form or Registration No.:	Form S-4	Date Filed:	December 22, 2009
	File No. 333-163917
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relates to an exchange offer (the “Exchange Offer”) by Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (“Doral” or the “Company”) to exchange newly issued shares of Doral’s common stock, par value $0.01 per share (the “Common Stock”), for its outstanding shares of (i) 4.75% Perpetual Cumulative Convertible Preferred Stock (“convertible preferred stock”), (ii) 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A preferred stock”), (iii) 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B preferred stock”), and (iv) 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C preferred stock”, and together with the Series A preferred stock and the Series B preferred stock, the “noncumulative preferred stock”), on the terms and subject to the conditions set forth in this document and in the Prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”). The convertible preferred stock and the noncumulative preferred stock are collectively referred to as the “preferred stock”.
     The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all items required in this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.
     The information set forth in the Prospectus in the sections entitled “Questions and answers about the exchange offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.
     (a) Name and Address.
     The name of the subject company is Doral Financial Corporation. The address of the Company’s principal executive offices is 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717. The Company’s telephone number is (787) 474-6700.
     (b) Securities.
     As of February 10, 2010, there were approximately 62,064,303 shares of Common Stock outstanding and (i) 872,160 shares of our convertible preferred stock outstanding, (2) 1,266,827 shares of our Series A preferred stock outstanding, (3) 1,782,661 shares of our Series B preferred stock outstanding and (4) 3,579,202 shares of our Series C preferred stock outstanding.
     (c) Trading Market and Price.
     The information set forth in the Prospectus in the section entitled “Market price, dividend and distribution information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the Company. The address of the Company’s principal executive offices is 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and the telephone number at that address is (787) 474-6700.
     The following persons are the directors and executive officers of the Company. The business address of each director and executive officer is: c/o 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and such person’s telephone number is (787) 474-6700.

Name	Position

Glen R. Wakeman	President, Chief Executive Officer and Director of Doral Financial Corporation and Doral Bank

Lesbia Blanco	Executive Vice President and Chief Talent & Administration Officer

Robert E. Wahlman	Executive Vice President and Chief Financial and Investment Officer, Director of Doral Bank

Paul Makowski	Executive Vice President and Chief Risk Officer, Director of Doral Bank

Enrique R. Ubarri	Executive Vice President and General Counsel, Director of Doral Bank

Christopher Poulton	Executive Vice President and Chief Business Development Officer

Luis Alejandro-Narvaez	Senior Vice President, Chief Internal Auditor

Laura Vázquez	Senior Vice President, Controller and Principal Accounting Officer

Dennis G. Buchert	Director

James E. Gilleran	Director

Douglas L. Jacobs	Director

David E. King	Director

Mark Kleinman	Director

Howard M. Levkowitz	Director

Raymond J. Quinlan	Director

Gerard L. Smith	Director

Frank W. Baier	Director

Item 4.	Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Prospectus in the sections entitled “Questions and answers about the exchange offer,” “Summary—Background to the exchange offer,” “—Summary of terms of the exchange offer,” “The exchange offer,” “Comparison of rights between the preferred stock and our common stock,” “Description of capital stock,” “Description of the preferred stock,” “Certain United States federal income tax considerations” and “Certain Puerto Rico tax considerations” is incorporated herein by reference.
     (b) Purchases.
     To the Company’s knowledge based on reasonable inquiry, no shares of preferred stock are owned by an executive officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     (a) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Prospectus in the sections entitled “Market price, dividend and distribution information,” “Comparison of rights between the preferred stock and our common stock,” “Description of capital stock” and “Description of the preferred stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Prospectus in the sections entitled “Questions and answers about the exchange offer—Why are we making the exchange offer,” “Summary—Background to the exchange offer,” “The exchange offer—Purpose and background of the exchange offer” and “Risk factors—Risks related to holding shares of preferred stock after the exchange offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Prospectus in the sections entitled “Questions and answers about the exchange offer,” “Summary— Background to the exchange offer” and “The exchange offer—Terms of the exchange offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Prospectus in the section entitled “Summary— Background to the exchange offer,” “—Recent developments,” and “Risk factors” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Prospectus in the sections entitled “Questions and answers about the exchange offer—What will I receive in the exchange offer if I tender my shares of preferred stock and they are accepted?,” “Summary— Background to the exchange offer,” “The exchange offer—Terms of the exchange offer”, “—Consideration,” and “—Source of consideration” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Prospectus in the sections entitled “The exchange offer—Conditions of the exchange offer” is incorporated herein by reference.
     (c) Borrowed Funds.
     Not applicable.

Item 8.	Interest in the Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth under the caption “Security ownership of beneficial owners and management” in the Prospectus is incorporated herein by reference.

     (b) Securities Transactions.
     None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the preferred stock within the 60-day period immediately preceding February 11, 2010. The information set forth under the caption “Security ownership of beneficial owners and management” in the Prospectus is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     The information set forth in the Prospectus in the sections entitled “Summary—Summary of terms of the exchange offer—Soliciting dealer fee,” “—Information agent and exchange agent,” “—Dealer manager,” “The exchange offer—Exchange agent and information agent,” “—Soliciting dealer fee,” “—Dealer manager,” and “—Fees and expenses,” is incorporated herein by reference.

Item 10.	Financial Statements.
     (a) Financial Information.
     The information set forth in the Prospectus in the sections entitled “Available information,” “Selected consolidated financial data,” “Unaudited pro forma financial information,” and “Management’s discussion and analysis of financial condition and results of operations” and in the Company’s financial statements beginning on page F-1 of the Prospectus, is incorporated herein by reference.
     (b) Pro Forma Information.
     The information set forth in the Prospectus in the sections entitled “Unaudited pro forma financial information” is incorporated herein by reference.

Item 11.	Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Prospectus in the section entitled “The exchange offer—Conditions to the exchange offer” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.

Item 12.	Exhibits

(a)(1)(A)	Prospectus, dated February 11, 2010 (incorporated by Reference to Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(1)(B)	Letter of Transmittal, dated February 11, 2010 (incorporated by reference to Exhibit 99.1 of Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.3 of Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 11, 2010, announcing the Exchange Offer.

(b)	Not applicable

(d)	Not applicable.

(g)	Not applicable.

(h)(1)(A)	Opinion of Simpson Thacher & Bartlett LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on December 22, 2009).

(h)(1)(B)	Opinion of O’Neill & Borges (incorporated by reference to Exhibit 8.2 to the Registration Statement on Form S-4 filed on December 22, 2009).

Item 13.	Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2010

DORAL FINANCIAL CORPORATION
By:	/s/ ROBERT E. WAHLMAN
Robert E. Wahlman
Executive Vice President and Chief Financial and Investment Officer

EXHIBIT INDEX

(a)(1)(A)	Prospectus, dated February 11, 2010 (incorporated by Reference to Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(1)(B)	Letter of Transmittal, dated February 11, 2010 (incorporated by reference to Exhibit 99.1 of Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.3 of Amendment No. 2 to the Registration Statement on Form S-4 filed on February 11, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 11, 2010, announcing the Exchange Offer.

(b)	Not applicable

(d)	Not applicable.

(g)	Not applicable.

(h)(1)(A)	Opinion of Simpson Thacher & Bartlett LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on December 22, 2009).

(h)(1)(B)	Opinion of O’Neill & Borges (incorporated by reference to Exhibit 8.2 to the Registration Statement on Form S-4 filed on December 22, 2009).